Exhibit 99.1

PRESS RELEASE	May 7, 2008

Embedded value per share increased to EUR 13.44 – up 2% and 10% on constant currency

AEGON has long used embedded value as a management tool for its life insurance operations. AEGON’s management believes that embedded value, in conjunction with other publicly disclosed financial information, can provide valuable additional information for analysts & investors to assess a reasonable range of values inherent in the business. The disclosure includes sensitivity analyses reflecting certain risks and drivers of the realization of embedded value.

Embedded value life insurance is an estimate of the economic value of a company’s existing life insurance business and is to a large extent actuarially determined. The embedded value of a life insurance company includes its invested capital plus the present value of future profits minus the cost of holding the required capital. Embedded value life insurance should not be viewed as a substitute for AEGON’s primary financial statements.

The embedded value (EV) as reported today demonstrates both solid performance of the in-force book, as well as continued successful focus on profitable new business. EV reflects growth across all country units, although growth was more than offset by currency effects.

The embedded value life insurance (EVLI) was down slightly at EUR 25.9 billion. The EVLI benefited from the increased value of new business of EUR 0.9 billion, the performance of the in-force book of EUR 1.4 billion, a change in economic assumptions of EUR 0.9 billion, offset by negative currency translation effects of EUR 2.0 billion and lower than expected investment returns of EUR 1.2 billion. Net capital movements out of the life operations reduced EVLI by EUR 2.0 billion.

At year-end 2007, the total embedded value (TEV) amounted to EUR 21.7 billion, a decrease of 3% compared to 2006, but up by 4% on constant currency. Adjusted for the value of AEGON preferred shares, the total embedded value per common share amounted to EUR 13.44, an increase of 2%.

Jos Streppel, CFO and member of the Executive Board, said: “AEGON performed solidly on an operating basis both on the in force book as on new business and the decrease in embedded value is mainly the result of a weaker US dollar and British pound. The share buy back that AEGON completed successfully in 2007 has increased the embedded value per share.”

During 2007, as part of a share buy back program of EUR 1 billion AEGON bought back 74,569,902 of common shares. This represents 4.6% of AEGON’s issued and outstanding common shares and 4.0% of AEGON’s total issued and outstanding share capital. Both the share buyback and the weakening of currencies, in particular the US dollar and British pound, had a negative impact on TEV. On a constant currency basis, TEV would have increased 4%. Allowing for the share buyback, on a constant currency basis, TEV was up 8%.

Media relations	Website	Embedded Value 2007 report	2008050702
+31 (0)70 344 8344	www.aegon.com	is available on www.aegon.com.

Investor relations
+31 (0)70 344 8305
+ 1 877 548 9668 – toll free USA only

Embedded value (amounts in millions unless stated otherwise, after tax)	Year-end 2007 EUR	Year-end (A) 2006 EUR	%
Life business
Adjusted net worth (ANW)	11,751	14,777	(20)
Free surplus (FS)	1,025	2,766	(63)
Required surplus (RS)	10,725	12,011	(11)

Value of in-force life business (ViF)	14,138	12,515	13
Present value future profits (PVFP)	17,127	15,679	9
Cost of capital (CoC)	(2,989)	(3,164)	(6)

Embedded value life insurance (EVLI)	25,889	27,292	(5)

Other activities
IFRS book value	191	642	(70)

Total embedded value before holding activities	26,079	27,934	(7)

Holding activities	(4,385)	(5,517)	(21)
Market value of debt, capital securities & other net liabilities	(4,063)	(5,177)	(22)
Present value holding expenses	(322)	(340)	(5)
Total embedded value (TEV)	21,694	22,418	(3)
Value of preferred share capital	(1,527)	(1,547)	(1)
Total embedded value (TEV) attributable to common shareholders	20,167	20,871	(3)
TEV attributable to common shareholders per share (EUR)	13.44	13.19	2

(A)	2006 numbers were changed to reflect the retrospective application of an accounting change.

This table provides a summary of AEGON’s key 2007 embedded value figures. These should be read in conjunction with the detailed information on embedded value life insurance and total embedded value in the report that is available on www.aegon.com.

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About AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

Media relations	Media conference call
Phone: + 31 (0)70 – 344 8344	8:15 am CET
E-mail: gcc-ir@aegon.com	Audio webcast on www.aegon.com

Investor relations	Analyst & investor call
Phone: + 31 (0)70 - 344 8305 or +1 877 548 9668 - toll free USA only	3:00 pm CET
E-mail: ir@aegon.com	Audio webcast on www.aegon.com

Call-in numbers:
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Website www.aegon.com

Cautionary note regarding Regulation G (non-GAAP measure)

This press release includes a non-GAAP financial measure. Embedded value is not based on IFRS, which are used to prepare and report AEGON’s 2007 financial statements and should not be viewed as a substitute for IFRS financial measures. In the 2007 Embedded Value report available on www.aegon.com, the embedded value life insurance and the total embedded value are reconciled to shareholders’ equity of EUR 15.2 billion as reported in AEGON’s annual accounts over the year 2007. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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